OBAN INDUSTRIES, INC.

2219 20TH Avenue, #B

San Francisco, California

April 7, 2011

VIA EDGAR

Ms. Julie F. Rizzo

Attorney-Advisor

United States Securities Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Oban Industries, Inc.
Form 10-12G/A
Filed April 6, 2011
File No. 000-54203

Dear Ms. Rizzo:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) to Oban Industries, Inc. (the “Company”), dated March 28, 2011, as well as the verbal comment that the Company received on April 7, 2011 concerning the Form 10-12(g) (“Form 10” or the “Registration Statement”) filed by the Company. The Company has filed Amendment No. 2 to the Company’s Registration Statement on Form 10 (“Amendment No.2”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below. For convenience of reference, the number beside each of the following comments corresponds to the paragraph number indicated in the Comment Letter. The verbal comment that we received on April 7 is repeated and responded to after the responses to the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

General

1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refilling it. Please confirm your understanding.

RESPONSE:

The Company is aware that the Registration Statement will automatically become effective within sixty (60) days after filing and the Company will be subject to the reporting requirement of the Securities Exchange Act of 1934 (the “Exchange Act”) even if it has not cleared the Staff’s comments.

2.	In this regard, please revise the first sentence of the second paragraph under the Explanatory Note section to clarify that the registration statement will not be deemed effectively and similarly revise the second full risk factor on page 8.

RESPONSE:

The Company has revised its disclosure in Explanatory Note and the above-referenced risk factor to indicate that the Registration Statement will automatically become effective 60 days after filing and that the Company will be subject to Regulation 13A under the Exchange Act upon its effectiveness.

3.	Please also revise throughout your filing to delete the terms “successful,” “successfully”, and “profitable” in phrases such as “successfully concluded a business combination,” “a successful business combination,” “successfully completing a business combination” and “profitable business opportunity.”

RESPONSE:

As advised, the Company has revised its disclosure to delete the terms “successful,” “successfully”, and “profitable” in phrases such as “successfully concluded a business combination,” “a successful business combination,” “successfully completing a business combination” and “profitable business opportunity.”

Item 1. Business, page 4

4.	Please revise this section to clearly provide a detailed plan of how you intend to find a business acquisition target over the next 12 months. Describe each step that you will take, a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds. Please also revise this section to clarify whether you have obtained any financing to date. In this regard, we note the second sentence of the first paragraph of this section.

RESPONSE:

The Company has revised its disclosure in the second paragraph of “Item 1(b) Business of the Issuer” to disclose that it currently has no detailed plan on how it intends to find a business acquisition target in the next 12 months. Further, the Company has revised “Item 1(a) Introduction” to indicate that, at this time, it has not been able to arrange additional financing and it cannot assure that any additional financing will be available.

5.	Please revise this section to disclose the fact that as of the most recent audited period you have incurred losses, generated no revenues or earnings from operations, possess no significant assets or financial resources, and have minimal cash on hand. In addition, please disclose the fact that your independent auditor’s report express substantial doubt about your ability to continue as a going concern.

RESPONSE:

The Company has revised the above-referenced section to disclose that as of the most recent audit period ended January 31, 2011, it has incurred losses, generated no revenues or earnings from operations, and possesses no significant assets or financial resources, and has minimal cash on hand. In addition, the Company has also disclosed that its independent auditor’s report expresses substantial doubt about the Company’s ability to continue as a going concern.

Business of Issuer, page 4

6.	Please revise the second paragraph of this section to clarify that there is no guarantee that you will achieve long-term growth potential or event immediate short-term earnings from any business combination you enter into. Please also revise similar disclosure elsewhere in your filing such as in the first full paragraph on page 13.

RESPONSE:

The Company has revised the above-referenced paragraph and similar disclosure elsewhere including the first paragraph on page 13 to clarify that, at this time, there is no guarantee that the Company will achieve immediate short-term earning or long-term growth from any business combination that it enters into.

7.	Please explain, in light of the fact that you have minimal assets and no revenue, how you have “unrestricted flexibility in seeking, analyzing, and participating in potential business opportunities.”

RESPONSE:

The Company has removed its comment regarding how it has “unrestricted flexibility” in seeking, analyzing, and participating in potential business opportunities.

8.	Please revise the last paragraph of this section to clarify, if true, that you do not have any written agreements in place with Mr. Ng to provide you with any funding and Mr. Ng has no legal obligation to provide any funding to you.

RESPONSE:

The Company has revised the above-referenced paragraph to clarify that the Company does not have any written agreements in place with Mr. Ng to provide any funding and as such, there is no binding legal obligations for Mr. Ng to provide any funding to the Company.

Form of Business Combination, page 5

9.	To the extent possible, please revise your disclosure to provide estimates of the “substantial cost for accountants, attorneys and others” in the fourth paragraph on page 6. Additionally, please revise this paragraph to clarify who your affiliates are and to clarify, if true, that Mr. Ng has no legal obligation to provide any funds to you to cover these costs and you have no arrangements, agreements or understandings from any other person or party to obtain such funds.

RESPONSE:

The Company has revised the above-reference paragraph to provide estimates of the costs relating to consummating a business combination. Further, the Company has replaced the phrase “affiliate” with “stockholder”. Lastly, the Company has clarified in this paragraph that Mr. Ng has no legal obligation to provide any funds to the Company and the Company has no arrangements, agreements or understandings from any other person or party to obtain such funds.

Item 1A. Risk Factors, page 7

10.	Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a merger.

RESPONSE:

The Company has added a risk factor to discuss the current economic conditions and how they may affect its ability to obtain financing or to complete a business combination.

11.	Please create a risk factor to discuss the risks set forth in the penultimate paragraph on page 13 regarding a business combination with a financially unstable company or an entity in early stages of development or growth and a business combination with an entity in a high risk industry.

RESPONSE:

The Company has added a risk factor to discuss that it is currently unable to ascertain the merits or risks of a target’s operations and may be subject to risks inherent in a particular target business or industry.

Conflicts of interest exist between the interest of the Company, page 7

12.	Please revise this risk factor to discuss how any conflicts of interest that occur between the Company and Phoenix Agri Enterprises will be resolved.

RESPONSE:

The Company has revised the above-reference risk factor to clarify when a conflict of interest arises, Mr. Ng will exercise due care and diligence in presenting the Company to a potential target business. Whether the potential target business will consummate a business combination with the Company, Phoenix Agri Enterprises, Inc. or neither of them will be at the potential target business’s sole discretion. The Company has clarified that it cannot assure that the conflict will be resolved in its favor.

The Company has conducted no market research or identification of business opportunities, page 7

13.	Please expand this risk factor or add a separate risk factor to more clearly disclose that since you have not yet selected any target acquisition with which to complete a business combination, you are currently unable to obtain the merits or risks of the target’s operations.

RESPONSE:

The Company has added a risk factor to discuss that since it has not yet selected any target acquisition, it is currently unable to obtain the merits or risks of the target’s operations. As such, it may be subject to inherent risks in a target business or industry. See also response to Comment #11 above.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002, page 9

14.	Please revise to discuss the costs of complying with the public company reporting requirements. Please specify the estimated yearly costs of complying with the public company reporting requirements, the basis for that estimate, and how you intend to raise the funds necessary to meet these requirements, as it appears you have no revenue and limited assets.

RESPONSE:

The Company has revised the above-referenced risk factor to discuss the estimated costs of complying with the public company reporting obligations, the basis for the estimate and how it intends to raise the funds necessary to cover these costs.

There are issues affecting liquidity of our securities, page 11

15.	Please revise this risk factor to provide the basis for your statements regarding what the SEC will permit, is willing to consider or may require. Alternatively, please revise this risk factor to make clear that these statements are solely your beliefs.

RESPONSE:

The Company has revised the above-referenced risk factor to clarify that the statements are its beliefs.

We cannot assure you that, following a business combination with an operating business, page 12

16.	Please revise this risk factor to clarify that there is no guarantee that you will be eligible to trade on the OTB Bulletin Board, another over-the-counter quotation system or on the pink sheets after completing a business combination. Additionally, please disclose that there can be no assurance that you will find a market maker and that an active market may not develop even if you are listed on the OTC Bulletin Board, another over-the-counter quotation system or on the pink sheets. Finally, please update your reference to the American Stock Exchange or advise.

RESPONSE:

The Company has revised its disclosure to clarify that there is no assurance that it will be eligible to trade on OTC Bulletin Board, another over-the-counter quotation system or on the pink sheets after a business combination, that it will find a market maker and that an active market may develop. Also, the Company has updated the reference to American Stock Exchange.

Item 2. Financial Information, page 13

Management Discussion and Analysis of Financial Condition and Results of Operation, page 13

17.	Please revise the third paragraph of this section to disclose quantitative information regarding your anticipated expenses for the next twelve months, including the costs of investigating, analyzing, and consummating an acquisition and of filing Exchange Act reports for the next twelve months. Also disclose the month you will run out of money assuming there are no changes in present trends and the amount of cash in your treasury as of the most recent practical date.

RESPONSE:

The Company has revised the above-referenced paragraph to disclose quantitative information regarding our anticipated expenses for the next twelve months and also disclose the month it will run out of money assuming no additional funding could be obtained.

18.	Please also revise this paragraph to clarify, if true, that Mr. Ng has no legal obligation to provide you with any funding and you have no arrangements, agreements or understandings in place with any stockholders, management or other investors to pay for the costs of investigating and analyzing business combinations.

RESPONSE:

The Company has revised the above-referenced paragraph to clarify that although Mr. Ng verbally committed to provide funding to the Company if necessary, there is no written agreement between the Company and Mr. Ng and as such there is no binding legal obligations for Mr. Ng to provide such funding. In addition, the Company has also revised the paragraph to disclose that it has no arrangements, agreements or understandings in place with any stockholder or other investors to pay for the costs of investigating and analyzing business combinations.

19.	Please revise the fifth paragraph of this section and throughout your filing, as appropriate, to clarify that you may not be able to consummate a merger or acquisition.

RESPONSE:

The Company has revised the above-referenced paragraph and elsewhere in the Form 10 to clarify that it may not be able to consummate a business combination.

20.	We note your reference in the first paragraph on page 14 to your belief that there are “numerous firms seeking even the limited additional capital that we will have…” please advise as to what limited additional capital you will have and how you will obtain such additional capital.

RESPONSE:

The Company has revised its statement to provide that “our management believes there are numerous firms seeking the benefits of a business combination with an SEC reporting company and/or the perceived benefits of becoming a publicly traded corporation.”

Liquidity and Capital Resources, page 14

21.	Please revise your disclosure in the last paragraph of this section to disclose which related parties have provided you with continued funding and capital resources and how much continued funding and capital resources these parties have provided you.

RESPONSE:

The Company has revised the above-referenced paragraph to clarify that it has only received $8,000 capital contribution from its stockholder and has not received and has no arrangement, agreement or understanding in place to receive any additional funding and capital resources from any parties at this point.

Item 5. Directors and Executive Officers, page 15

Involvement in Certain Legal Proceedings, page 15

22.	Please revise this section to provide information on your directors, persons nominated to become a director or executive officer for the past ten years. Refer to Item 401(f) of Regulation S-K.

RESPONSE:

The Company has revised this section to provide information required to be disclosed pursuant to Item 401(f) of Regulation S-K.

Item 6. Executive Compensation, page 16

23.	Please disclose whether the policy regarding offers of any post-transaction employment to members of management is a written policy or merely a verbal agreement.

RESPONSE:

The Company has revised its disclosure to clarify that the policy regarding offers of any post-transaction employment to Mr. Ng is merely a verbal agreement.

Verbal Comment

Amendment No. 1 failed to include the report of independent registered public accounting firm, financial statements, and notes to the financial statements. Please revise the disclosure to include the above information.

RESPONSE:

The Company has revised its disclosure to include the above-referenced information in Amendment No. 2 to Form 10.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. I look forward to hearing from you. Direct questions or questions for clarification of matters contained in this letter may be addressed to the undersigned or to David K. Cheng, Esq. of Nixon Peabody LLP at (415) 984-8200 or by fax at (415) 984-8300.

Sincerely,

Oban Industries, Inc.

By: /s/ Roger Ng

      Roger Ng

      President

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